EXHIBIT 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
Denison Mines Corp. Announces Postponement in Midwest Project and Suspension at Tony M Mine
Toronto, ON – November 25, 2008 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announced today that the owners of the Midwest joint venture consisting of AREVA (69.16%), OURD (5.67%) and Denison (25.17%) have determined that the development of the Midwest Project will be postponed due to current economic conditions. The status of the project will be reviewed every six months.
The postponement is a result of the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating costs and the current market for uranium. Based on current estimates, capital costs have increased approximately 50% from the previous estimate of Cdn$435 million. Efforts to optimize the capital expenditures will continue to be made.
The Midwest partners have decided to complete the environmental assessment for the project, which has been ongoing since December 2005 and to complete the engineering for the Midwest site. This will enable the project to be advanced to the stage that it is ready to be developed quickly when the economic conditions improve. Total joint venture expenditures on Midwest are expected to be Cdn$12.4 million in 2009.
Postponement of the Midwest project will have no impact on Denison’s recently announced 2009 Canadian production guidance of 750,000 pounds U3O8.
Denison is also announcing the temporary closure of the Tony M mine located in Ticaboo, Utah due to the current economic situation, including the current uranium market. The mine will be put on care and maintenance and will be maintained in a state to resume mining operations quickly when uranium prices improve or Denison is able to obtain favourable uranium contracts for the Tony M production.
Denison’s expected U.S. uranium production for 2009 will be reduced by approximately 200,000 pounds to be between 1.2 and 1.6 million pounds as a result of the suspension of operations at Tony M. Vanadium production in the United States is unchanged and is expected to be between 2.6 and 3.2 million pounds.
Denison is also significantly reducing its expected exploration and capital expenditures in 2009. Exploration expenditures in Canada are estimated at Cdn$5.1 million and US$1.6 million in the United States. In Mongolia, the Company is anticipating spending US$5.0 million to advance the projects, and in Zambia, US$3.0 million is expected to be spent to complete the Detailed Feasibility Study and secure the mining licence. The impact on Denison’s uranium production beyond 2010 is uncertain.
Denison’s operating capital expenditures for 2009 are currently estimated at US$10.0 million at the White Mesa mill, including US$5.0 million for the alternate feed circuit, approximately US$9.0 million for the U.S. mining properties and Cdn$8.6 million at McClean Lake in Canada.

About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(416) 979-1991 ext. 232
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2008 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed since December 31, 2007 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.

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